PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

August 15, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda and Sally Samuel

Re:	Dreyfus Investment Funds

(File Nos.: 33-08214 and 811-04813)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Company"), on or about August 21, 2017 the Company plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 194 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 192 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on June 23, 2017 for the purpose of adding Class Z shares to Dreyfus/The Boston Company Small/Mid Cap Growth Fund (the "Fund").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank A. Buda of the Staff via telephone on August 7, 2017 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Front Cover

1.	Staff Comment: Please update the ticker symbol for the new Class Z shares on the front cover of the prospectus and update it on EDGAR when available.

Response: The ticker symbol for the new Class Z shares will be updated on the front cover of the prospectus in the Amendment. In addition, the ticker symbol will be updated on EDGAR.

Fund Summary—Fees and Expenses

2.	Staff Comment: Footnote ** to the fee table states: "Rule 12b-1 fees and Other expenses for Class Z are based on estimated amounts for the current fiscal year." Please reflect in the fee table the actual Rule 12b-1 fees to be charged to holders of Class Z shares. In addition, please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A. Accordingly, please supplementally explain the basis for estimating "Other expenses" for Class Z shares. If "Other expenses" for Class Z shares are comprised of different components than "Other expenses" for the Fund's other share classes, please supplementally explain those different components. However, if there are no different components, please reflect the actual "Other expenses" for Class Z shares in the fee table.

Response: The Fund's Class Z shares have been classified and will be issued in connection with consummation of the reorganization of another Dreyfus-managed fund. Consequently, Class Z has no expense history to put actual "Other expenses" into the table. Therefore, "Other expenses" for Class Z have been estimated based on the "Other expenses" of the Fund's existing Classes, with transfer agency fees estimated based on the number of shareholder accounts currently in the corresponding share class to be exchanged for Class Z upon consummation of the reorganization of the other Dreyfus-managed fund.

In addition, please note that the Rule 12b-1 Plan for Class Z is a reimbursement plan, pursuant to which Class Z shares are subject to an annual fee of up to ..25% to reimburse the Fund's distributor for distributing Class Z shares and for providing account services and maintenance related to Class Z shares. As this is a reimbursement-based distribution plan and there is no operating history for Class Z to use the reimbursed amounts from the previous fiscal year, actual Rule 12b-1 fees cannot be reflected in the fee table as it is not yet known the amount that will be reimbursed. Similar to the manner in which "Other expenses" were estimated for Class Z, the Rule 12b-1 fees listed in the table for Class Z are estimated based on the 12b-1 fees paid by the corresponding share class to be exchanged for Class Z upon consummation of the reorganization of the other Dreyfus-managed fund.

Accordingly, we believe it is misleading not to indicate to prospective investors that "Other expenses" and "Distribution and/or service (12b-1) fees" for Class Z are based on estimated amounts and are not actual amounts for the last fiscal year. We have added additional disclosure to the referenced footnote, but respectfully request that the Staff waive the comment regarding the use of the word "estimated."

Fund Summary—Principal Investment Strategy

3.	Staff Comment: The second paragraph states: "The fund's investment strategy may lead it to emphasize certain sectors, such as technology, health care, business services and communications." Please add risk disclosure in respect of these four sectors in Items 4 and 9.

Response: We believe the current risk disclosure adequately summarizes the risks associated with the Fund's current and anticipated investments in the four sectors referenced above. In particular, "Small and midsize company risk" and "Growth stock risk" describe key risks associated with investing in the types of companies that comprise those four sectors. In addition, "Market sector risk" describes the risks associated with concentrating investments in certain companies, industries or market sectors. For these reasons, we do not believe that additional risk disclosure is necessary or appropriate.

2

Fund Summary—Performance

4.	Staff Comment: Please disclose that Class Z shares have not yet commenced operations.

Response: The following disclosure will be added in the Amendment:

Class Z shares had not been offered prior to the date of this prospectus.

Fund Details—Goal and Approach

5.	Staff Comment: The last sentence of the fifth paragraph states: "The fund also may invest in exchange-traded funds (ETFs) based on the Index." Please revise this disclosure as it currently could be read to suggest that the Fund operates as an index fund that tracks the Index.

Response: The referenced sentence will be revised in the Amendment as follows:

The fund also may invest in exchange-traded funds (ETFs) that seek to track the performance of~~based on~~ the Index.

6.	Staff Comment: The seventh paragraph discusses the Fund's use of derivatives. Please clarify whether the Fund's use of derivatives is counted for the purposes of complying with the Fund's policy with respect to the investment of 80% of its assets (the "80% policy"). If so, please confirm that such derivatives are valued at market price.

Response: The following will be added as the second sentence of the seventh paragraph in the Amendment:

To the extent such instruments have similar economic characteristics to equity securities of small-cap and mid-cap U.S. companies as described in the fund's policy with respect to the investment of at least 80% of its net assets, the value of such instruments will be included in the 80% policy.

In addition, we have confirmed with Fund management that derivatives counted for the purposes of complying with the Fund's 80% policy will be valued at market price.

Fund Details—Investment Risks

7.	Staff Comment: The paragraph entitled "ETF and other investment company risk" discusses the risks associated with the Fund's investments in ETFs and other investment companies. To the extent the Fund's investments in ETFs and other investment companies exceeds 0.01 percent (one basis point) of the Fund's average net assets, the fees and expenses incurred indirectly by the Fund as a result of such investment must be disclosed in a subcaption to the "Annual fund operating expenses" portion of the fee table, directly above the subcaption titled "Total annual fund operating expenses." The subcaption should be titled "Acquired fund fees and expenses." If the Fund's investment in ETFs and other investment companies does not exceed 0.01 percent of the Fund's average net assets, please confirm that supplementally and confirm as well that any fees and expenses that would have otherwise been reflected in the subcaption "Acquired fund fees and expenses" are reflected in the subcaption "Other expenses" in the fee table. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We have confirmed with Fund management that (i) the Fund's investment in ETFs and other investment companies in the past fiscal year did not exceed 0.01 percent of the Fund's average net assets; and (ii) any fees and expenses that would have otherwise been reflected in the subcaption "Acquired fund fees and expenses" are reflected in the subcaption "Other expenses" in the fee table.

3

8.	Staff Comment: Please rename the paragraph entitled "Other potential risks" with a more descriptive title, e.g., "Securities lending risk."

Response: The referenced paragraph will be renamed "Securities lending risk" in the Amendment.

Fund Details—Management

9.	Staff Comment: The third sentence of the sixth paragraph states: "In addition, pursuant to the order, it is not necessary to disclose the sub-investment advisory fee payable by Dreyfus separately to a subadviser that is a wholly-owned subsidiary of BNY Mellon in documents filed with the SEC and provided to shareholders; such fees are to be aggregated with fees payable to Dreyfus." To avoid investor confusion, please clarify whether The Boston Company Asset Management, LLC ("TBCAM"), the Fund's subadviser, is a wholly-owned subsidiary of BNY Mellon that is covered under the exemptive order.

Response: The following will be added to the sixth paragraph in the Amendment:

Currently, the fund has selected TBCAM, a wholly-owned subsidiary of BNY Mellon that is covered under the order, to manage all of the fund's assets.

Shareholder Guide—Choosing a Share Class

10.	Staff Comment: The first two sentences of the first paragraph state:

The fund is designed primarily for people who are investing through third party intermediaries that have entered into selling agreements with the fund's distributor, such as banks, brokers, dealers or financial advisers (collectively, financial intermediaries), or in Retirement Plans. Financial intermediaries with whom you open a fund account may have different policies and procedures than those described in this prospectus or the SAI.

Please confirm that all intermediary-specific sales load waivers and variations are disclosed in the prospectus and that none of the policies and procedures referenced in the second sentence above relate to any matter covered by Rule 22d-1 under the 1940 Act, Item 12 of Form N-1A or Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (Dec. 2016).

Response: Fund management has confirmed that all intermediary-specific sales load waivers and variations are disclosed in the prospectus and that none of the policies and procedures referenced in the second sentence above relate to any matter covered by Rule 22d-1 under the 1940 Act, Item 12 of Form N-1A or Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (Dec. 2016)

11.	Staff Comment: The first paragraph of "—Sales Charge Reductions and Waivers" states, in part:

The availability of certain sales charge reductions or waivers will depend on whether you purchase your shares directly from the fund's distributor for fund accounts maintained with the distributor or through a financial intermediary. . . . For sales charge reductions or waivers not available through a particular financial intermediary, shareholders will have to purchase fund shares directly from the fund's distributor or through another financial intermediary to receive these reductions or waivers, to the extent available. Please see below for details.

4

This disclosure suggests that more than one financial intermediary offers intermediary-specific sales charge reductions or waivers. However, disclosure elsewhere in the prospectus suggests that Merrill Lynch is the only financial intermediary with intermediary-specific sales charge reductions and waivers. Accordingly, please revise the above-referenced disclosure to be specific to Merrill Lynch rather than financial intermediaries in general.

Response: The referenced disclosure will be revised in the Amendment as follows:

To receive a reduction or waiver of your initial sales charge or CDSC, you must let your financial intermediary or the fund's distributor, as applicable, know at the time you purchase fund shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund's distributor, as applicable, know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund's distributor, as applicable, with evidence of your qualification for the reduction or waiver. You should consult a representative of your financial intermediary. Certain sales charge reductions and waivers are available only if you purchase your shares directly from the fund's distributor for fund accounts maintained with the distributor; these sales charge reductions and waivers are described below. In addition, shareholders purchasing Class A shares of the fund through an omnibus account maintained with Merrill Lynch will be eligible only for sales charge reductions and waivers made available by Merrill Lynch; these sales charge reductions and waivers are also described below.

Conforming changes will be made to disclosure elsewhere in the Amendment.

12.	Staff Comment: The fifth bullet point under "—CDSC Waiver" states:

•	redemptions by Retirement Plans, provided that the shares being redeemed were purchased through a financial intermediary that performs recordkeeping or other administrative services for the Retirement Plan and has entered into an agreement with the fund's distributor relating to such services, or were purchased directly through the fund's distributor

Please either delete the words "and has entered into an agreement with the fund's distributor relating to such services" from the above-referenced disclosure or revise the disclosure to specify which financial intermediaries have such an agreement with the Fund's distributor.

Response: The words "and has entered into an agreement with the fund's distributor relating to such services" will be deleted from the above-referenced disclosure in the Amendment.

5

Shareholder Guide—Buying and Selling Shares—How to Sell Shares

13.	Staff Comment: The third sentence of the fifth paragraph states: "The fund also reserves the right to pay redemption proceeds in securities rather than cash (i.e., "redeem in kind"), if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets) or the redemption request is during stressed market conditions."

In light of this disclosure, please consider adding relevant detail regarding the Fund's in-kind redemptions, including, for example, whether redemptions in kind will be pro rata slices of the Fund's portfolio or individual securities or a representative basket of securities. See Investment Company Act Release No. 32315, Investment Company Liquidity Risk Management Programs, at 294.

Response: The referenced disclosure will be revised in the Amendment as follows:

The fund also reserves the right, to pay redemption proceeds in securities rather than cash (i.e., "redeem in kind"), to the extent its investment portfolio allows it to do so, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets) or the redemption request is during stressed market conditions.  Any securities distributed in-kind will remain exposed to market risk until sold, and you may incur transaction costs and taxable gain when selling the securities.  Securities distributed in connection with any such redemption in-kind are expected to generally represent your pro rata portion of assets held by the fund immediately prior to the redemption, with adjustments as may be necessary in connection with, for example, certain derivatives, restricted securities, odd lots or fractional shares.

SAI

Cover

14.	Staff Comment: Footnote * to the table on the cover of the SAI states:

"Certain information provided in this SAI is indicated to be as of the end of a fund's last fiscal year or during a fund's last fiscal year. The term "last fiscal year" means the most recently completed fiscal year, except that, for funds with fiscal years ended [May 31st and August 31st], "last fiscal year" means the fiscal year ended in 2016."

In light of the fact that (i) the Fund's fiscal year end is September 30th and (ii) the effective date of the 485(a) Amendment is not specified on the cover page, please clarify whether the information provided in the SAI for the Fund will be as of September 30, 2016 or September 30, 2017.

Response: The Company's registration statement amendment to update the Fund's financial information will not be effective until February 1, 2018. As such, the Amendment, which will have an effective date of August 31, 2017 (as indicated on the cover page in the Amendment), will include financial information for the Fund as of September 30, 2016 (the end of the Fund's most recently completed fiscal year).

6

As the Fund's 2017 fiscal year will not have ended by the effective date of the Amendment, it is not necessary to revise the referenced disclosure to exclude from the definition of "last fiscal year" those funds (including the Fund) with fiscal years ended September 30th.

Share Ownership

15.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of the Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the relevant Amendment (see Item 18(b) of Form N-1A).

Response: The Fund's ownership information presented in the chart will be updated in the Amendment.

Investment Restrictions—Fundamental Policies—Industry Concentration

16.	Staff Comment: The seventh paragraph states:

[As a matter of Fundamental Policy, Dreyfus International Bond Fund may not] [i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The fund, however, may invest 25% or more of its total assets in securities or derivative instruments issued by companies in the financial services sector. (Dreyfus International Bond Fund does not and does not intend to concentrate its investments in any single industry, including the group of industries comprising the financial services sector.)

Please supplementally explain whether the investment by Dreyfus International Bond Fund ("DIBF") in securities or derivative instruments issued by companies in the financial services sector will be counted as part of an industry for industry concentration purposes. In addition, please supplementally explain whether these investments will expose DIBF to the credit or counterparty risk of the group of industries comprising the financial services sector. If so, please clarify DIBF's assertion that it will not invest more than 25% of the value of its total assets in the securities of issuers in any single industry. If necessary, please revise the disclosure or provide a clarifying note as appropriate.

Response: The second two sentences of the referenced disclosure will be deleted in the Amendment.

*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3381 or Max Vogel of this office at 212.969.3376.

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:	David Stephens

Janna Manes

Max Vogel

7